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                           FILED BY COUNTY BANK CORP
             PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                         COMMISSION FILE NO.: 000-17482

                       Subject Company: County Bank Corp

                                                           FOR IMMEDIATE RELEASE
                                                               November 28, 2000
                                                            CONTACT: Jim Coppins
                                                         (810) 664-2977 ext. 334


                                  NEWS RELEASE

         The Board of Directors of County Bank Corp, the holding company of Lapeer County Bank & Trust Co., declared a quarterly cash dividend of $.20 per share and a special dividend of $.30 per share to shareholders of record December 15, 2000, payable December 29, 2000.

         President Curt Carter is pleased to announce that this dividend, a direct result of continued quality earnings of the Corporation, represents the 141st consecutive cash dividend paid to shareholders.

         Through the end of October, total assets have grown to $222 million compared to October, 1999's $208 million. Deposits grew to $194 million from $182 million a year ago. Outstanding loans are $136 million as of October 31, 2000. Lapeer County Bank & Trust Co. is the only independent community bank headquartered in Lapeer County.